UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 23, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7(495) 725 0700	Fax +7(495) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM SHAREHOLDERS ELECT NEW BOARD

Moscow and New York (June 23, 2006) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that its shareholders, at its Annual General Meeting of Shareholders (AGM) held today in Moscow, Russia, approved all items on the agenda and elected a new Board of Directors. Holders of approximately 71% of our shares were represented at the AGM.

The new Board of Directors of VimpelCom consists of:

David J. Haines (Chairman of the Board of Directors of VimpelCom since July 2005, CEO of GROHE Water Technology)

Mikhail M. Fridman (Chairman of the Supervisory Board of the Consortium Alfa Group, a director of VimpelCom since July 2001)

Arve Johansen (Senior Executive Vice President of Telenor, a director of VimpelCom since June 2003)

Jo Lunder (Chief Executive Officer of Ementor ASA, a director of VimpelCom since May 2002 and formerly served as the CEO of VimpelCom and Chairman of the Board of Directors)

Oleg A. Malis (Vice President of Altimo, a new director of VimpelCom)

Leonid R. Novoselsky (General Director of OOO GK Gradient, a new director of VimpelCom)

Alexey M. Reznikovich (CEO of Altimo, a director of VimpelCom since May 2002)

Fridtjof Rusten (Senior Vice President of Telenor, a director of VimpelCom since June 2005)

Henrik Torgersen (Executive Vice-President of Telenor, a director of VimpelCom since January 1999)

VimpelCom will submit a copy of the results of the AGM under separate cover of Form 6-K to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the results of the AGM will be available for review on VimpelCom’s web site in the “SEC Filings” section.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7 (495) 974-5888	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com